EXHIBIT 11 – COMPUTATION OF EARNINGS PER SHARE

In thousands of dollars, except per share data

	Three Months Ended March 31,
	2004	2003
Numerator:
Net income (loss)	$116,460	$71,046
Effect of dilutive securities:
Convertible debt — 2.625% issued in 1998	—	2,106	*
LYONS — 1998 issue	—	1,216	*
Less: Anti-dilutive items	—	(3,322)

Numerator for net loss per common share — diluted	$116,460	$71,046
Denominator:
Weighted average common shares	616,557	613,557
Effect of dilutive securities:
Stock options and common stock warrants	3,071	2,960
Convertible debt — 2.625% issued in 1998	—	8,355	*
LYONS — 1998 issue	—	3,046	*
Less: Anti-dilutive items	—	(11,401)

Denominator for net income (loss) per common share — diluted	619,628	616,517
Net income (loss) per common share:
Basic	$.19	$.12

Diluted	$.19	$.12

*	Denotes items that are anti-dilutive to the calculation of earnings per share.